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CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: February 20, 2003	By:	/s/ FRANÇOIS D. RAMSAY
Name:	François D. Ramsay
Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Quarterly Report to Shareholders for the First Quarter ended December 29, 2002	5

EXHIBIT 1

Quarterly Report to Shareholders First quarter ended December 29, 2002

MESSAGE TO SHAREHOLDERS

        On behalf of the Board of Directors, I am pleased to provide results for the three months ended December 29, 2002.

        For the quarter ended December 29, 2002, the Company reported net earnings of $5.8 million, or $0.20 per diluted share, up respectively 107% and 100% from $2.8 million, or $0.10 per diluted share, in the first quarter of fiscal 2002. EPS for the first quarter of fiscal 2003 exceeded the consensus of analyst estimates for the quarter by approximately $0.04 per diluted share.

        The higher net earnings compared to last year were due to a 24.2% increase in unit sales, a 240 basis point increase in gross margins and lower interest expense, reflecting the impact on net indebtedness of the significant free cash flow generated by the Company since the first quarter of fiscal 2002. The positive impact of these factors was partially offset by lower selling prices, together with increased selling, general and administrative expenses and higher depreciation as a result of the Company's recent major capital investment projects.

        Sales for the first quarter were $102.3 million, up 15.9% from $88.3 million in the first quarter of last year. The higher sales were primarily due to the increased unit shipments, partially offset by lower unit selling prices. The higher unit sales reflected 8.1% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with significant market share increases achieved by Gildan in all product categories, compared with the first quarter of last year. In particular, the Company continued to reinforce its market leadership position in the overall T-shirt category, where its share reached 31.4%, compared with 24.9% a year ago, and 28.0% in the fourth quarter of fiscal 2002. At the same time, inventories of Gildan T-shirts in the U.S distributor channel were reduced by 12.6% compared with the end of the first quarter of fiscal 2002. Gildan's share in sports shirts increased to 14.7%, versus 9.3% in the first quarter of last year, and the Company's share in fleece was 10.3%, up from 8.1% a year ago. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. Also, Gildan's unit sales in Europe increased by 54.5% compared with the first quarter of last year.

        Gross margins were 29.4% in the first quarter, compared with 27.0% in the first quarter of fiscal 2002, due to lower raw material costs and continuing manufacturing efficiency improvements, including the impact of the Company's ongoing capital investment projects, partially offset by lower selling prices. Also, product-mix was more favourable than the first quarter of last year, mainly due to a higher proportion of coloured T-shirts compared to white.

        Selling, general and administrative expenses for the first quarter were $15.9 million, or 15.5% of sales, compared with $13.1 million, or 14.8% of sales, in the first quarter of last year. For the full 2003 fiscal year, it is expected that selling, general and administrative expenses will be at a similar level to last year, as a percentage of sales. Selling, general and administrative expenses were 10.6% of sales in fiscal 2002.

        Based on its results for the first quarter, and the current outlook for the balance of the fiscal year, Gildan now anticipates that diluted EPS for the full 2003 fiscal year will be in the range of $2.70-$2.80 per share. The Company had previously forecast diluted EPS of $2.60-$2.70 per share.

        The first quarter is traditionally the lowest quarter in the Company's annual breakdown of sales and earnings. During the first quarter, the Company re-built inventories for the peak summer T-shirt selling season and continued to ramp up capacity at its new fully-integrated textile manufacturing facility located at Rio Nance, Honduras. The Company expects to have sufficient production capacity and inventory available to be able to satisfy demand for its products in fiscal 2003 and to support its projected further sales growth in fiscal 2004. The Company indicated that it continued to be extremely pleased with the progress of the Rio Nance ramp up and with the manufacturing cost reductions being achieved at this facility.

        During the first quarter, the Company used $8.8 million of its surplus cash reserves, together with the cash flow from its operating earnings and accounts receivable collections, to finance the cash requirements for inventory re-building and the major capital expenditure projects being completed by the Company. The Company remains committed to sustaining the improvements in working capital utilization achieved in fiscal 2002. DSO in trade accounts receivable were maintained at 45 days, essentially the same level as the fiscal 2002 year end, and down significantly from 76 days at the end of the first quarter of fiscal 2002. At December 29, 2002, the Company's balance sheet position continued to be strong. Cash and cash equivalents amounted to $61.9 million and the Company's revolving bank credit facilities were entirely unutilized and available. Net debt to total capitalization at December 29, 2002 stood at 17%. For the full 2003 fiscal year, the Company expects to generate positive free cash flow of $25-$35 million, as previously indicated.

        We are pleased to have exceeded both our own and the market's expectations for our first quarter results. More importantly, however, we are pleased with the way we are continuing to position ourselves and create competitive advantage for the future. We are continuing to reinforce our market share and brand leadership in the North American activewear market. Our success in the market-place is being supported by our capital investments in vertically-integrated manufacturing, which reflect our commitment to constantly reinforce our position as the low-cost producer of circular knit apparel for both the North American and European markets, against any global competition.

        On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

/s/ H. Greg Chamandy

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

Quarterly Report to Shareholders First quarter ended December 29, 2002

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	December 29, 2002	September 29, 2002	December 30, 2001
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$61,891	$70,905	$—
Accounts receivable	54,804	87,746	79,587
Inventories	149,711	112,971	203,751
Prepaid expenses and deposits	4,244	3,657	5,563
Future income taxes	5,316	5,028	7,916

	275,966	280,307	296,817
Fixed assets	218,474	209,247	165,940
Future income taxes	—	—	811
Other assets	6,322	7,085	7,669

Total assets	$500,762	$496,639	$471,237

Current liabilities:
Accounts payable and accrued liabilities	$82,084	$82,168	$81,232
Income taxes payable	2,962	3,063	3,137
Current portion of long-term debt	6,163	6,249	6,317

	91,209	91,480	90,686
Long-term debt:
U.S. senior notes	108,675	110,271	106,473
Unsecured debt	2,409	2,452	300
Capital leases	833	2,109	5,570
Revolving bank loan	—	—	43,614
Other secured debt	—	34	5,187

	111,917	114,866	161,144
Future income taxes	20,655	20,385	17,254
Shareholders' equity:
Share capital (Note 3)	106,183	104,925	100,869
Contributed surplus	323	323	323
Retained earnings	170,475	164,660	100,961

	276,981	269,908	202,153

Total liabilities and shareholders' equity	$500,762	$496,639	$471,237

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended December 29, 2002

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended
	December 29, 2002	December 30, 2001
	(unaudited)	(unaudited)
Sales	$102,275	$88,335
Cost of sales	72,241	64,448

Gross margin	30,034	23,887
Selling, general and administrative expenses	15,865	13,116

Earnings before interest, taxes, depreciation and amortization (EBITDA)	14,169	10,771
Depreciation and amortization	5,499	4,016
Interest expense	2,273	3,632

Earnings before income taxes	6,397	3,123
Income taxes	582	331

Net earnings	$5,815	$2,792

Basic EPS (Note 4)	$0.20	$0.10
Diluted EPS (Note 4)	$0.20	$0.10

Consolidated Statements of Retained Earnings

(In thousands of Canadian dollars)

	Three months ended
	December 29, 2002	December 30, 2001
	(unaudited)	(unaudited)
Retained earnings, beginning of the period	$164,660	$98,169
Net earnings	5,815	2,792

Retained earnings, end of the period	$170,475	$100,961

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended December 29, 2002

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended
	December 29, 2002	December 30, 2001
	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$70,905	$—
Cash flows from operating activities:
Net earnings	5,815	2,792
Adjustments for:
Depreciation and amortization	5,499	4,016
Future income taxes	227	(1,123)
Other	(276)	(45)

	11,265	5,640
Net changes in non-cash working capital balances:
Accounts receivable	31,495	45,628
Inventories	(36,741)	(25,400)
Prepaid expenses and deposits	(602)	(1,300)
Accounts payable and accrued liabilities	4,036	(19,034)
Income taxes payable	(309)	867

	9,144	6,401
Cash flows from financing activities:
Increase in revolving bank loan	—	8,531
Increase in other long-term debt	151	—
Repayment of capital leases	(1,224)	(599)
Repayment of other long-term debt	(361)	(413)
Proceeds from the issuance of shares	1,258	508
Increase in deferred charges	(41)	(66)

	(217)	7,961
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(18,023)	(13,946)
Decrease (increase) in other assets	82	(416)

	(17,941)	(14,362)

Cash and cash equivalents, end of period	$61,891	$—

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended December 29, 2002

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the period ended December 29, 2002)

(Tabular amounts in thousands, except per share data)

(unaudited)

1.    Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 29, 2002.

The comparative balance sheet at September 29, 2002 is from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended September 29, 2002.

Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These changes had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter ended December 29, 2002 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2.    Significant accounting policies:

Effective September 30, 2002, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when stock options are issued to employees.

The Company has employee share purchase plans and a stock option plan. No compensation expense is recognized under the stock-based compensation plans. The stock options are granted at an exercise price equal to the market value of the common shares at the date of grant. Any consideration paid by employees on exercise of the stock options or purchase of stock is credited to share capital.

If the fair value-based accounting method under Handbook Section 3870 had been used for three month period ended December 29, 2002 there would be no material difference in the reported amount of net earnings and related earnings per share figures. In the first year of application, comparative disclosures need not be provided for prior periods.

The weighted average fair value of the 101,206 options granted in the three month period ended December 29, 2002, is $10.55 per stock option which would be recognized over the vesting period. The weighted average fair value of the stock options granted during the three month period is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 37%; risk-free interest rate of 3.75%; and expected lives of 3 years.

3.    Share capital:

	Three months ended
	December 29, 2002		December 30, 2001
	Shares	Book Value	Shares	Book Value
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinate voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share
Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	22,827	$99,842	22,095	$95,278
Shares issued under employee share purchase plan	1	24	3	64
Shares issued pursuant to exercise of stock options	134	1,234	79	444

Total outstanding, end of period	22,962	101,100	22,177	95,786
Class B multiple voting shares	6,094	5,083	6,094	5,083

	29,056	$106,183	28,271	$100,869

On December 5, 2002, the Board of Directors approved a stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company's Class A subordinate voting shares in the open market commencing December 20, 2002 and ending December 19, 2003. As at December 29, 2002 no shares have been repurchased under this plan.

4.    Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	December 29, 2002	December 30, 2001
Basic weighted average number of common shares outstanding	28,945	28,208

Basic earnings per share
Canadian $	$0.20	$0.10
US $(a)	$0.13	$0.06

Diluted earnings per share:
Basic weighted average number of common shares outstanding	28,945	28,208
Plus impact of stock options	655	890

Diluted common shares	29,600	29,098

Diluted earnings per share
Canadian $	$0.20	$0.10
US $(a)	$0.13	$0.06

(a)
The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

5.    Segmented information:

The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products and placket collar sport shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

Individual customers accounting for greater than 10% of total sales are as follows:

	Three months ended
	December 29, 2002	December 30, 2001
Company A	14.5%	9.6%
Company B	12.2%	10.7%

Sales were derived from customers located in the following geographic areas:

	Three months ended
	December 29, 2002	December 30, 2001
International	$92,517	$81,228
Canada	9,758	7,107

	$102,275	$88,335

Fixed assets by geographic areas are as follows:

	December 29, 2002	September 29, 2002	December 30, 2001
	(audited)
Canada	$131,001	$123,724	$101,003
Caribbean basin, Central America and Mexico	62,559	60,691	39,577
United States	24,914	24,832	25,360

	$218,474	$209,247	$165,940

6.    Other information:

(a)
The following items were included in the determination of the Company's net earnings:

	Three months ended
	December 29, 2002	December 30, 2001
Depreciation of fixed assets	$5,120	$3,498
Interest expense on long-term debt	2,506	2,904
Foreign exchange gain (loss)	933	(611)
Amortization of deferred charges	379	518
(b)
Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$2,429	$3,660
Income taxes	55	629
Non-cash transactions:
Additions of fixed assets included in accounts payable	2,960	3,266

Cash and cash equivalents consist of:
Cash balances with banks	$13,730	$—
Short-term investments	48,161	—

	$61,891	$—

Quarterly Report to Shareholders First quarter ended December 29, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements for the three months ended December 29, 2002, with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2002 annual report, including the section on risks and uncertainties and, with the notes to the consolidated financial statements for the first quarter of fiscal year 2003. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). The Company's financial results are reconciled to US GAAP at the end of its fiscal year in its annual report. All dollar amounts herein are in Canadian dollars unless otherwise indicated.

Results of Operations

Sales

        Sales for the three months ended December 29, 2002 were $102.3 million, up 15.9% from $88.3 million for the three months ended December 30, 2001. The increase in sales was due to a 24.2% increase in unit volume, partially offset by lower average selling prices.

        U.S.1 industry shipments of T-shirts from distributors to screen-printers increased by 8.1%, sport shirt shipments declined by 8.4%, while fleece shipments declined by 1.2% in the quarter ended December compared with the corresponding period in the previous year. During the same period, sales of Gildan T-shirts by distributors in the U.S. grew by 35.1% while sales of Gildan sport shirts and fleece products grew by 42.2% and 26.8% respectively. Gildan continues to achieve strong market share penetration in all categories.

1
Source: S.T.A.R.S. Report, AC Nielsen Market Decisions

        The Company has continued to expand its European business where it achieved a 54.5% increase in unit volume over the prior year and continues to maintain its leading market share position in Canada.

Gross Margin

        Gross margin increased from 27.0% in the first quarter of fiscal 2002 to 29.4% for the first quarter of fiscal 2003. The increase in gross margin was due to lower cotton costs as compared to the same period last year combined with the impact of lower manufacturing costs. These cost reductions were partially offset by lower average selling prices, as the Company continued to pursue its strategy of largely passing through the benefit of lower costs into lower selling prices to customers. The Company continues to benefit from its investment in further vertical integration into yarn spinning as well as reductions in textile costs from our new facility in Rio Nance, Honduras. The Company expects further savings as capacity is increased from this facility, and also from overall lower duty and transportation costs.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $15.9 million or 15.5% of sales for the first quarter of fiscal 2003 compared to $13.1 million or 14.8% of sales in the first quarter of fiscal 2002. As a percentage of sales, selling, general and administrative expenses are higher in the first quarter of the fiscal year due to the seasonality of the business. The Company expects that for fiscal 2003, selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2002.

Depreciation and Interest Expenses

        Depreciation expense increased from $4.0 million in the first quarter of fiscal 2002 to $5.5 million in the first quarter of fiscal 2003. The increase in depreciation expense is the result of the Company's continued investment in capital expenditures to provide for long-term sales growth.

        Interest expense has decreased to $2.3 million in the first quarter of fiscal 2003 from $3.6 million in the first quarter of fiscal 2002. The decrease is the result of overall lower borrowing levels in first quarter of fiscal 2003 compared to the prior year.

Earnings

        Net earnings were $5.8 million or $0.20 per share on a diluted basis in the first quarter of fiscal 2003 compared to $2.8 million or $0.10 per share on a diluted basis in the first quarter of fiscal 2002. The increase in net earnings was the result of a 15.9% increase in sales combined with higher gross margins and lower interest costs partially offset by an increase in selling, general, administration and depreciation expenses.

Balance Sheet

        Accounts receivable decreased to $54.8 million in the first quarter of fiscal 2003 from $87.7 million at September 29, 2002 and $79.6 million in the first quarter of the prior year. The reduction in receivables compared with September 29, 2002 was due to lower seasonal sales. The reduction in accounts receivable from the first quarter of fiscal 2002 is due to a reduction in days' sales outstanding on trade accounts receivable from 76 days to 45 days in the current quarter. Inventories increased by $36.7 million from $113.0 million at September 29, 2002 to $149.7 million in the first quarter of fiscal 2003. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand in the summer. Inventory levels have been reduced by $54.1 million from the prior year due to significantly improved inventory turnover. The Company expects to have sufficient manufacturing capacity to service the anticipated increase in sales demand in the current year.

        In the first quarter of fiscal 2003, the Company invested $18.0 million in fixed assets mainly for the purchase of new equipment for its yarn spinning facility and for its new Honduran textile facility. In the first quarter of fiscal 2002, the Company invested $13.9 million in fixed assets.

        Total assets were $500.8 million at December 29, 2002 compared to $496.6 million at September 29, 2002 and $471.2 million at December 30, 2001. Working capital was $184.8 million at the end of the first quarter of fiscal 2003 compared to $206.1 million at December 30, 2001 and $188.8 million at September 29, 2002.

Financing and Capital Resources

        For the quarter ended December 29, 2002, cash flow generated from operating activities, including changes in non-cash working capital, amounted to $9.1 million compared with $6.4 million during the same period last year. The improvement was the result of the $3.0 million increase in net earnings.

        Cash used for total operating and investing activities amounted to $8.8 million in the first quarter of fiscal 2003 compared to $8.0 million last year. Cash flow increases in operating activities as compared to the prior year quarter were offset by the $4.1 million increase investment in capital expenditures. For the full fiscal year, the Company expects to generate cash flow after its operating and investing activities.

        At December 29, 2002, none of the Company's $150.0 million revolving bank facility was utilized. Total indebtedness at December 29, 2002, amounted to $118.1 million compared to $121.1 million at September 29, 2002 and $167.5 million at December 30, 2001. Management expects that cash flow from its operating earnings, together with its unutilized bank facilities, will provide significant latitude to meet its foreseeable needs for seasonal working capital and capital expenditures for the balance of fiscal 2003.

Outlook

        As a result of the higher than anticipated first quarter results, and the continuing favourable outlook for the balance of the year, the Company now anticipates diluted earnings per share will be in the range of $2.70 to $2.80 up from $2.60 to $2.70 per diluted share as previously forecasted.

Business Risks

        In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, changes in cotton prices and currency fluctuations. For a more detailed discussion on potential business risks, readers should review the risks factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

Forward-Looking Statements

        Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

        Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

        We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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Form 6-K
SIGNATURES
EXHIBIT
EXHIBIT 1
Consolidated Balance Sheets (In thousands of Canadian dollars)
Consolidated Statements of Earnings (In thousands of Canadian dollars, except per share data)
Consolidated Statements of Retained Earnings (In thousands of Canadian dollars)
Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (For the period ended December 29, 2002) (Tabular amounts in thousands, except per share data) (unaudited)